

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66178

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
　　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **G.C. Securities, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Peachtree Road NE, Suite 700
　　　　　　　　　　　　　　　(No. and Street)

Atlanta	**Georgia**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
　Jeremy Ellis (404)816-7538
　　　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti and Wynne, LLP
　　　　　　　　(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway, Suite 1000	**Atlanta**	**Georgia**	**30328**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ **Jeremy Ellis** _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ **G.C. Securities, LLC** _____ , as

of _____ **December 31** _____ , 20 _ **08** ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____ Signature

PRINCIPAL & FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

G.C. SECURITIES, LLC

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Member of
G.C. Securities, LLC

We have audited the accompanying statement of financial condition of G.C. SECURITIES, LLC (a limited liability company) as of December 31, 2008, and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.C. SECURITIES, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia

February 9, 2009

ASSETS

Current assets
    Cash and cash equivalents $ 46,853
    Prepaid expenses   5,288

    Total current assets   52,141

        $ 52,141

MEMBER'S EQUITY

Member's equity $ 52,141

See auditors' report and accompanying notes

Commissions earned	$	0
General and administrative expenses		44,555
Loss from operations		(44,555)
Other income		
Interest income		956
Net loss		(43,599)
Member's equity, beginning of year		45,740
Capital contributions		50,000
Member's equity, end of year	$	52,141

See auditors' report and accompanying notes

Increase (Decrease) In Cash and Cash Equivalents

Cash flows from operating activities

Net loss	$ (43,599)
Adjustments to reconcile net loss to net cash used by operating activities	
Changes in assets and liabilities	
Prepaid expenses	(227)
Accrued expenses	(344)
Total adjustments	(571)
Net cash used by operating activities	(44,170)

Cash flows from financing activities

Capital Contributions	50,000
Net increase in cash and cash equivalents	5,830
Cash and cash equivalents, beginning of year	41,023
Cash and cash equivalents, end of year	$ 46,853

See auditors' report and accompanying notes

Note A
Summary of Significant Accounting Policies

General:

G.C. SECURITIES, LLC (the Company) was formed as a single member limited liability company in Georgia in April 2003. The Company is a wholly owned subsidiary of Genesis Capital, LLC (Genesis Capital), and is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides advisory services and assists domestic and international companies in analyzing capitalization alternatives and accessing the capital markets for debt, equity and equity-related financing.

The current state of the economy and securities markets may have adverse implications to the financial services industry. The contraction of the economy and securities7 markets may also adversely affect the Company's future operations.

The Company does not maintain customer accounts.

Cash and Cash Equivalents:

For the purpose of the statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at several financial institutions. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. From time to time, the Company's cash balance exceeds such limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company is a single member limited liability company. The Company is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the sole member to be included on the sole member's tax return.

Management has elected to defer the application of FAS FIN 48, "Accounting for Uncertain Tax Positions in accordance with FSP FIN 48-3." The Partnership will continue to follow FAS No 5, "Accounting for Contingencies," until it adopts FIN 48.

Note A
Summary of Significant Accounting Policies (continued)

Revenue Recognition:

Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees are recorded on the offering date and when the income is reasonably determinable.

Note B
Related Party Transactions

The Company shares an office with Genesis Capital, LLC. For the year ended December 31, 2008, occupancy costs and other overhead costs totaling approximately $29,700 were paid to Genesis Capital, LLC.

Note C
Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to one and shall not be less than $5,000. At December 31, 2008, the Company had net capital of $46,853, which was $41,853 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00 to one.

Note D
Exemption from Rule 15c3-3

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **G.C. Securities, LLC**   as of _____**12/31/08**_____

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition .... $	52,141	3480
2.	Deduct ownership equity not allowable for Net Capital .... ▼19 (	)	3490
3.	Total ownership equity qualified for Net Capital	52,141	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
	B. Other (deductions) or allowable credits (List)		3525
5.	Total capital and allowable subordinated liabilities .... $	52,141	3530
6.	Deductions and/or charges:		

6. Deductions and/or charges:
   A. Total non-allowable assets from
   Statement of Financial Condition (Notes B and C)........................▼17 $ 5,288 | 3540

   B. Secured demand note delinquency .... | 3590

   C. Commodity futures contracts and spot commodities – proprietary capital charges .... | 3600

   D. Other deductions and/or charges .... | 3610 | (5,288) | 3620

7. Other additions and/or allowable credits (List) .... | 3630

8. Net capital before haircuts on securities positions .... ▼20 $ 46,853 | 3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments ....$ | 3660
   B. Subordinated securities borrowings .... | 3670
   C. Trading and investment securities:
      1. Exempted securities ....▼18 | 3735
      2. Debt securities .... | 3733
      3. Options .... | 3730
      4. Other securities .... | 3734
   D. Undue Concentration .... | 3650
   E. Other (List) .... | 3736 | ( ) | 3740

10. Net Capital .... $ 46,853 | 3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **G.C. Securities, LLC**	as of __**12/31/08**__

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ _____0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ _____**5,000**	3758
13. Net capital requirement (greater of line 11 or 12)	$ _____**5,000**	3760
14. Excess net capital (line 10 less 13)...	$ _____**41,853**	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$ _____**46,853**	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition...	$ _____0	3790
17. Add:		
A. Drafts for immediate credit .... 21 $ _____	3800	
B. Market value of securities borrowed for which no equivalent value is paid or credited.. $ _____	3810	
C. Other unrecorded amounts (List) .... $ _____	3820	$ _____	3830
18. Total aggregate indebtedness...	$ _____0	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)	% _____0	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% _____	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ _____	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)... 23	$ _____	3880
23. Net capital requirement (greater of line 21 or 22)	$ _____	3760
24. Excess capital (line 10 less 23)...	$ _____	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$ _____	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement , or
  2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   **G.C. Securities, LLC**

For the period (MMDDYY) from **01/01/08**   to   **12/31/08**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 45,740   [4240]
   - A. Net income (loss) .... (43,599) [4250]
   - B. Additions (Includes non-conforming capital of .... $ [4262])   50,000 [4260]
   - C. Deductions (Includes non-conforming capital of .... $ [4272])   [4270]

2. Balance, end of period (From item 1800) .... $ 52,141   [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ 0   [4300]
   - A. Increases .... [4310]
   - B. Decreases .... [4320]

4. Balance, end of period (From item 3520) .... $ 0   [4330]

OMIT PENNIES

G.C. SECURITIES, LLC
RECONCILIATION OF COMPUTATION OF NET CAPITAL
(RULE 15c3-1 PURSUANT TO RULE 17a-5(d)(4))
DECEMBER 31, 2008

	Net Capital	Indebtedness	Percentage of Aggregate Indebtedness to Net Capital
Company's computation	$ 46,853	$ 0	0
Additional expense accruals, revenue, expense, and other adjustments	0	0	
	$ 46,853	$ 0	0

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **G.C. Securities, LLC**	as of __**12/31/08**__

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... | | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained.................................... | **X** | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm $_{30}$ _____ | 4335 | | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
$_{31}$ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
$_{32}$ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
$_{33}$ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
$_{34}$ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
$_{35}$ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ $_{36}$ _____ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals


Certified Public Accountants and Business Advisors

INDEVENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
G.C. Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of G.C. SECURITIES, LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[signature]

Atlanta, Georgia

February 9, 2009